MY RACEHORSE CA LLC

250 W. 1st Street, Suite 256

Claremont, CA 91711

June 21, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:           Cara Wirth

Re:	My Racehorse CA LLC
Post-Qualification Amendment No. 27 on Form 1-A
Filed June 14, 2021
File No. 024-10896

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment No. 27 to the Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:00 PM Eastern Time on Wednesday, June 23, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens
Chief Executive Officer of Experiential Squared, Inc.,
Manager of My Racehorse CA LLC

cc:

Christopher L. Tinen, Esq.